EXHIBIT 99.1

North American Construction Group Ltd. Second Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, July 20, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the second quarter ended June 30, 2026 on Wednesday, August 12, 2026 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, August 13, 2026, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 40245

A replay will be available through September 12, 2026, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 40245
Playback Passcode: 40245

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: North American Construction Group Ltd. Second Quarter Results Conference Call and Webcast Registration

A replay will be available until September 12, 2026, using the link provided.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca